SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2014

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated January 3, 2014

Press Release dated January 15, 2014

Press Release dated January 15, 2014

Press Release dated January 16, 2014

Press Release dated January 16, 2014

Press Release dated January 22, 2014

Press Release dated January 22, 2014

Press Release dated January 22, 2014

Press Release dated January 23, 2014

Press Release dated January 29, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: January 31, 2014

Eni starts its share buyback programme

San Donato Milanese, January 3, 2014 - Eni, pursuant to the resolution passed by the Shareholders’ Meeting of May 10, 2013, will begin from January 6, 2014 the share buyback programme in accordance with the terms already announced to the market.
The programme is aimed at enhancing shareholders’ value over time, in line with the policies adopted by major international oil companies.
On the basis of the implementation methods approved by the Eni’s Board of Directors on October 29, 2013, a financial intermediary has been appointed, for a period not exceeding April 30, 2014, in order to execute part of the program. The financial intermediary will make its decisions in relation to the purchases independently, also with regard to the timing of the purchases, complying with daily limits on prices and volumes. The agreed remuneration will take into account the efficiency of the activity performed by the intermediary.
Purchases will be made on Italy’s Electronic Stock Exchange (Mercato Telematico Azionario) in compliance with Article 144-bis, paragraph 1, letter b) of Consob Regulation 11971/1999 and all applicable provisions, in order to ensure equal treatment of shareholders as required by Article 132 of the Financial Services Act (TUF), according to the operating methods established in the regulations for the organization and administration of Borsa Italiana SpA, the Italian stock exchange.
Eni will announce details of the transactions to the market, on the basis of existing regulations.
As of today Eni owns No. 11,388,287 treasury shares, equal to 0.31% of its share capital. Eni subsidiaries do not own any shares in the Company.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Sale of Eni stake in Severenergia to Novatek and GazpromNeft was finalized

San Donato Milanese, January 15, 2014 - Eni announces that the sale of 60 percent stake held in Arctic Russia to Yamal Development, joint venture between Novatek and GazpromNeft, was completed. The sale price is 2.94 billion dollars.

Artic Russia owns 49 percent of Severenergia, which holds four licenses for the exploration and production of hydrocarbons in the region of Yamal Nenets. Following the closure of the transaction, Eni will no longer own a stake in Severenergia.

Eni holds a significant presence in Russia and is the biggest buyer of natural gas from Gazprom and yet a major buyer of oil from Rosneft, with whom it also has a joint venture for the exploration of promising assets in the Black Sea and the Barents Sea. Moreover, Eni partners Gazprom in the South Stream project which, once completed, will deliver 63 bln cubic meters of gas per year, contributing substantially to the European’s security of supply.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), January 15, 2014 - During the period from January 6 to January 10, 2014, Eni acquired No. 755,000 shares for a total consideration of euro 13,215,224.17, within the authorization to purchase treasury shares approved at Eni’s Ordinary General Meeting of shareholders on May 10, 2013, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
Jan. 6, 2014	120,000	17.6046	2,112,552.29
Jan. 7, 2014	155,000	17.5728	2,723,783.51
Jan. 8, 2014	150,000	17.5274	2,629,108.42
Jan. 9, 2014	170,000	17.4342	2,963,811.91
Jan. 10, 2014	160,000	17.4123	2,785,968.04
Total	755,000	17.5036	13,215,224.17

Following the purchases announced today, considering the treasury shares already held, on January 10, 2014 Eni holds No. 12,143,287 shares equal to 0.33% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Board of Directors approves bond issue

Rome, January 16, 2014 - Eni's Board of Directors this morning approved the possible issue of one or more bonds, to be placed with institutional investors, with a value up to a maximum aggregate amount of 2 billion euro, or its equivalent in other currencies, to be issued in one or more tranches by January 16, 2015.
The bonds will enable Eni to maintain a well-balanced financial structure in terms of short term and medium/long-term debt and average duration of the debt. The bonds may be listed on one or more regulated markets.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Investigations on Algerian activities: Eni’s Board examines the forensic audits carried out by third parties

Audits revealed no evidence of illegal or corrupt conducts of Eni

Rome, January 16, 2014 - Eni’s Board of Directors today examined the results of forensic audits encouraged by Eni and carried out by third parties regarding activities in Algeria which are under investigation by the judicial authority.
The results of the audits revealed neither evidence of illegal or corrupt conducts of Eni, nor the existence of intermediary contracts between Eni and the third parties under investigation. In line with Eni’s spirit of full cooperation and transparency, the outcome of the audits will be immediately made available to the relevant authorities.
The Eni’s Board has also taken note of the actions of organizational and managerial discontinuity and of the audits initiated by Saipem, as communicated by Saipem on July 17, 2013. In compliance with Saipem’s managerial autonomy as a listed company, Eni will continue to monitor the outcome of the ongoing investigations and Saipem’s initiatives.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Fixed Rate Bond Offering

San Donato Milanese (Milan), January 22, 2014 - Eni has mandated Banca IMI, BNP Paribas, Deutsche Bank, HSBC and Mitsubishi UFJ Securities as Joint Bookrunners for its upcoming fixed rate Euro benchmark size 15 year bond offering under its existing Euro Medium Term Notes Programme.
The bond is to be issued within the framework of the Euro Medium Term Note Programme and in accordance with the resolution adopted by Eni’s Board of Directors on January 16, 2014. The issuance is aimed at maintaining a well-balanced financial structure, in terms of Eni's short and medium-long term debt and average duration of the debt.
The transaction will be launched subject to market conditions and the offering is restricted to institutional investors only. The bond will be listed on the Luxembourg Stock Exchange.
Eni is rated A3 (outlook negative) by Moody’s and A (outlook negative) by Standard & Poor’s.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), January 22, 2014 - During the period from January 13 to January 17, 2014, Eni acquired No. 865,000 shares for a total consideration of euro 14,911,821.85, within the authorization to purchase treasury shares approved at Eni’s Ordinary General Meeting of shareholders on May 10, 2013, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
Jan. 13, 2014	175,000	17.3295	3,032,659.24
Jan. 14, 2014	180,000	17.2016	3,096,283.83
Jan. 15, 2014	165,000	17.1906	2,836,451.69
Jan. 16, 2014	175,000	17.2468	3,018,184.69
Jan. 17, 2014	170,000	17.2250	2,928,242.40
Total	865,000	17.2391	14,911,821.85

Following the purchases announced today, considering the treasury shares already held, on January 17, 2014 Eni holds No. 13,008,287 shares equal to 0.36% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni successfully launched fixed rate bond

San Donato Milanese (Milan), January 22, 2014 - Eni successfully launched today a fixed rate bond issue for a notional amount of euro 1 billion.
The transaction was placed in the international Eurobond market. The bond has a 15 year maturity and pays a fixed annual coupon of 3.625%.
The re-offer price is 99.374%. The proceeds of the bond issue have a general purposes use.
The bond will be listed on the Luxembourg Stock Exchange.
The notes were bought by institutional investors mainly in UK, Germany, France and Italy .

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Financial Calendar 2014

Dates for the review and announcement of 2014 financial results

San Donato Milanese (Milan), January 23, 2014 - Eni announces the dates for the publication of its 2014 financial results as approved by the Board of Directors and at the Shareholders’ Meeting:

Fourth quarter 2013 results and preliminary financial statements as at December 31, 2013 Dividend announcement for the 2013 financial year	Meeting of the Board of Directors	February 12, 2014
	Press release and strategy presentation	February 13, 2014*
Consolidated financial statements as at December 31, 2013 and draft financial statements as at December 31, 2013 Dividend proposal for 2013	Meeting of the Board of Directors	March 17, 2014
	Press release	March 17, 2014
First quarter 2014 results	Meeting of the Board of Directors	April 28, 2014
	Press release and conference call	April 29, 2014*
Financial statements as at December 31, 2013	Shareholders’ Meeting	May 8, 2014 (single call)
	Press release	May 8, 2014

Second quarter 2014 results and interim financial report as at June 30, 2014 Interim dividend announcement for the financial year 2014	Meeting of the Board of Directors	July 30, 2014
	Press release and conference call	July 31, 2014*
Board resolution on 2014 interim dividend	Meeting of the Board of Directors	September 18, 2014
	Press release	September 18, 2014
Third quarter 2014 results	Meeting of the Board of Directors	October 29, 2014
	Press release and conference call	October 30, 2014*

* Press Release will be issued in the morning (non-trading hours) and a conference call for the presentation of results to the financial community will be held in the afternoon.

The balance of the dividend for the 2013 financial year will be paid on May 22, 2014 (ex-dividend date: May 19, 2014; record date: May 21, 2014) and the interim dividend for the 2014 financial year will be paid on September 25, 2014 (ex-dividend date: September 22, 2014; record date: September 24, 2014).

The market will be notified of any amendments to the above calendar.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), January 29, 2014 - During the period from January 20 to January 24, 2014, Eni acquired No. 955,000 shares for a total consideration of euro 16,585,211.11, within the authorization to purchase treasury shares approved at Eni’s Ordinary General Meeting of shareholders on May 10, 2013, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
Jan. 20, 2014	180,000	17.2816	3,110,679.35
Jan. 21, 2014	150,000	17.4652	2,619,781.48
Jan. 22, 2014	180,000	17.5081	3,151,452.61
Jan. 23, 2014	180,000	17.5587	3,160,572.29
Jan. 24, 2014	265,000	17.1424	4,542,725.38
Total	955,000	17.3667	16,585,211.11

Following the purchases announced today, considering the treasury shares already held, on January 24, 2014 Eni holds No. 13,963,287 shares equal to 0.38% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com